Form of Letter from the Fund to Shareholders

in Connection with the Acceptance of Offers to Tender

Exhibit E

Form of Letter from the Fund to Shareholders in

Connection with Acceptance of Offers of Tender

Alternative Investment Partners	One Tower Bridge 100 Front Street West Conshohocken, PA 19428

July 25, 2025

Dear Shareholder:

Alternative Investment Partners Absolute Return Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on May 28, 2025 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of September 30, 2025) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive an initial payment in an amount equal to at least 90% of the purchase value of your purchased Shares based on the unaudited net asset value of the Fund as of September 30, 2025, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the initial payment due under the Note will be wire-transferred on or around October 30, 2025, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending December 31, 2025 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the completion of the Fund’s next annual audit, according to the terms of the tender offer. We expect this audit to be completed no later than 60 days after December 31, 2025.

E-1

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely, Alternative Investment Partners Absolute Return Fund

Enclosure

E-2

NON-NEGOTIABLE PROMISSORY NOTE

Dated: July 25, 2025

FOR VALUE RECEIVED, Alternative Investment Partners Absolute Return Fund, a Delaware statutory trust (the “Payor” or the “Fund”), hereby promises to pay the payee identified in Section 6(b) below (the “Payee”), the principal sum of the Initial Payment and the Post-Audit Payment (each as defined below and, collectively, the “Payment”), in two installments as set out below.

This Note is being issued so that the Payor may purchase some or all of the shares of beneficial interest of the Fund (the “Shares”) in the amount of the Payment from the Payee pursuant to the terms and subject to the conditions set out in the Offer to Purchase dated May 28, 2025 and the Letter of Transmittal issued in connection with such Offer to Purchase (which Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Note is not negotiable and is not interest-bearing.

1. General Payment Provisions.

(a) Subject to paragraph 1(b), the Payor shall make the Payment under this Note in two installments. Each payment shall be paid in such currency of the United States of America as will be legal tender at the time of payment. Each payment under this Note shall be made in immediately available funds by wire transfer to the Payee’s account at such bank as the Payee will have previously designated to the Payor.

(b) If the Letter of Transmittal timely received by the Fund from the Payee indicates the Payee’s election that the Fund purchase those Shares of the Payee whose value as of September 30, 2025 (the “Valuation Date”) exceeds $50,000, Payor’s obligations with respect to the Payment shall be contingent on the Fund’s determination, which shall be binding and conclusive for all purposes related to this Note, that the value of the Payee’s Shares as of the Valuation Date exceeds $50,000. If the value of the Payee’s Shares as of the Valuation Date exceeds $50,000, the remaining terms of this Note shall remain fully operative, and the Payor shall be obligated to comply with them. If, however, the value of the Payee’s Shares as of the Valuation Date does not exceed $50,000, the Payor, notwithstanding any other provision of this Note, shall have no obligation to pay any Payment (or any portion thereof) to the Payee otherwise arising out of this Note.

2. Initial Payment. The initial payment (the “Initial Payment”) shall be in an amount which is at least 90% of the unaudited value of the purchased Shares determined as of the Valuation Date. The Payor shall make the Initial Payment under this Note no later than 30 days after the Valuation Date or, if the Payor has requested withdrawals of its capital from any investment funds in which it invests in order to fund the purchase of Shares, no later than ten business days after the Payor has received at least 90% of the aggregate amount withdrawn by the Payor from the investment funds.

3. Second and Final Payment. The second and final payment in respect of this Note (the “Post-Audit Payment”) shall be in the amount, if any, by which the unaudited net asset value of the purchased Shares, determined as of the Valuation Date, as adjusted (if necessary) based on the results of the annual audit of the Payor’s financial statements for the fiscal year ending December 31, 2025 exceeds the Initial Payment. The Post-Audit Payment will be made promptly after the completion of the annual audit of the Fund’s financial statements for its fiscal year ending December 31, 2025.

4. Optional Prepayment. This Note may be prepaid, without premium or penalty, upon five (5) business days’ written notice to the Payee or upon such other period of notice as may be separately agreed upon by the parties.

5. Events of Default.

(a) The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note:

(i) the Payor defaults in the payment of either the Initial Payment or the Post-Audit Payment when due and any such default continues for a period of ten (10) days;

(ii) the Payor shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors;

(iii) the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee, or similar officer for it or for all or substantially all of its property;

(iv) the Payor makes a general assignment for the benefit of creditors;

(v) the Payor generally admits its inability to pay its debts as they become due and payable;

(vi) the commencement of any proceeding or the taking of any other action against the Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief, or composition of the Payor or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded, or undischarged; or

(vii) the appointment of a receiver, conservator, trustee, or similar officer for the Payor or for all or substantially all of the Payor’s property and the continuance of any such event for sixty (60) days undismissed, unbonded, or undischarged.

(b) Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee.

6. Miscellaneous.

(a) Governing Law; Consent to Jurisdiction. This Note and the rights and remedies of the Payor and the Payee will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made, and to be wholly performed, within such State, without regard to the conflict-of-laws principles of such State. Any legal action, suit, or proceeding arising out of, or relating to, this Agreement may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit, or proceeding, any claim that it is not subject personally to the jurisdiction of such court; that the venue of the action, suit, or proceeding is improper; or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Notices. All communications under this Note will be given in writing, sent by telecopier or registered mail to the address set forth below or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If to the Payor, to:	Alternative Investment Partners Absolute Return Fund P.O. Box 2175 Milwaukee, WI 53201-2175 Telephone: (800) 421-7572 Facsimile: (877) 839-1119

If to the Payee, to:	[Insert name, address, telephone number and fax number of the Payee]

(c) Severability; Binding Effect. Any provision of this Note which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d) Amendment; Waiver. No provision of this Note may be waived, altered, or amended, except by written agreement between the Payor and the Payee.

(e) Waiver of Presentment. The Payor hereby waives presentment, protest, demand for payment, and notice of default or nonpayment to or upon the Payor with respect to this Note.

(f) Entire Agreement. This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Payor has duly caused this Note to be duly executed as of the date first above written.

Alternative Investment Partners
Absolute Return Fund

By:
Name:
Title: